UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Gaucho Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36809R107

(CUSIP Number)

John I. Griffin

4221 Way Out West Dr., Suite 100

Houston, TX 77092

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 36809R107

1	NAME OF REPORTING PERSONS
John I. Griffin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
Item 2(d)[__]
Item 2(e)[__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 12,841,054[1]

	8.	Shared Voting Power: N/A

	9.	Sole Dispositive Power: 12,901,241

	10.	Shared Dispositive Power: N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,901,241[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%[3]

14	TYPE OF REPORTING PERSON
IN

 1 Includes 601,870 shares of Series B on an as converted basis to 541,683 shares of common stock for voting purposes.

2 Consists of pre-split: (a) 4,383,822 shares of common stock held by Mr. Griffin individually; (b) 3,566,630 shares of common stock held by JLAL Holdings Ltd., an entity wholly controlled by Mr. Griffin; (c) 200,000 shares of common stock issuable upon the conversion of Series B Preferred Stock held by Mr. Griffin individually and 180,000 shares of common stock on an as converted basis to common stock for voting purposes; (d) 401,870 shares of common stock issuable upon the conversion of Series B Preferred Stock held by JLAL Holdings Ltd. and 361,683 shares of common stock on an as converted basis to common stock for voting purposes; (e) 2,613,713 warrants held by Mr. Griffin individually and 1,691,456 warrants held by JLAL Holdings Ltd.; and (f) 43,750 shares of our common stock issuable upon the exercise of stock options.

3 Includes Series B on an as converted basis to common stock.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock of Gaucho Group Holdings, Inc. (the “Company”), par value $0.01 per share. The principal executive office of Gaucho Group, Holdings, Inc. is presently located at 8 Union Square South, Suite 2A, New York, NY 10003.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by John I. Griffin.

(b) Residential Address: 4221 Way Out West Dr., Suite 100, Houston, TX 77092.

(c) Present principal occupation or employment: Retired.

(d) During the last five years, Mr. Griffin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

(e) During the last five years, Mr. Griffin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Mr. Griffin is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On or about July 14, 2014, Mr. Griffin acquired 154,179 shares of common stock in a private placement by the Company.

On or about March 31, 2015, Mr. Griffin acquired 125,000 shares of common stock in a private placement by the Company.

On June 30, 2016, Mr. Griffin acquired 75,000 shares of common stock in a private placement by the Company.

On September 30, 2016, Mr. Griffin acquired 156,139 shares of common stock in a private placement by the Company.

On March 31, 2017, JLAL Holdings Ltd., an entity wholly controlled by Mr. Griffin, acquired 401,870 shares of Series B preferred stock in a private placement by the Company.

On July 5, 2017, Mr. Griffin acquired 200,000 shares of Series B preferred stock in a private placement by the Company.

On June 30, 2018, Mr. Griffin acquired 15,911 shares of common stock through the conversion from a Series B dividend.

On June 30, 2018, JLAL Holdings Ltd., an entity wholly controlled by Mr. Griffin, acquired 29,361 shares of common stock through the conversion from a Series B dividend.

On February 11, 2019, Mr. Griffin acquired 714,286 shares of common stock in a private placement by the Company.

On February 11, 2019, JLAL Holdings Ltd., an entity wholly controlled by Mr. Griffin, acquired 714,286 shares of common stock in a private placement by the Company.

On April 2, 2019, Mr. Griffin acquired 465,000 shares of common stock in a private placement by the Company.

On September 26, 2019, JLAL Holdings Ltd., an entity wholly controlled by Mr. Griffin, acquired 1,000,000 shares of common stock in a private placement by the Company.

On October 23, 2020, Mr. Griffin acquired 64,594 shares of common stock as a Series B dividend paid in common stock.

On October 23, 2020, JLAL Holdings Ltd., an entity wholly controlled by Mr. Griffin, acquired 131,527 shares of common stock as a Series B dividend paid in common stock.

Mr. Griffin has acquired 18,750 shares of common stock through the vesting of stock options between September 20, 2019 and December 31, 2020.

Mr. Griffin has acquired 25,000 shares of common stock through the vesting of stock options between January 31, 2020 and December 31, 2020.

On January 4, 2021, Mr. Griffin acquired 750,000 warrants in a private placement unit offering by the Company.

On January 4, 2021, Mr. Griffin acquired 750,000 shares of common stock in a private placement unit offering by the Company.

On January 8, 2021, Mr. Griffin acquired 1,863,713 shares of common stock, and warrants to purchase 1,863,713 shares of common stock through the conversion of a convertible note.

On January 8, 2021, JLAL Holdings Ltd., an entity wholly controlled by Mr. Griffin, acquired 1,691,456 shares of common stock and warrants to purchase 1,691,456 through the conversion of a convertible note.

All consideration used in acquiring the securities represented herein was from personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION

At the present time, Mr. Griffin does not have plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Griffin beneficially owns 12,901,241 shares of common stock of the Company which amounts to approximately 13.4% of the total number of common shares currently outstanding, of which (a) 4,383,822 shares of common stock held by Mr. Griffin individually; (b) 3,566,630 shares of common stock held by JLAL Holdings Ltd., an entity wholly controlled by Mr. Griffin; (c) 200,000 shares of common stock issuable upon the conversion of Series B Preferred Stock held by Mr. Griffin individually and 180,000 shares of common stock on an as converted basis to common stock for voting purposes; (d) 401,870 shares of common stock issuable upon the conversion of Series B Preferred Stock held by JLAL Holdings Ltd. and 361,683 shares of common stock on an as converted basis to common stock for voting purposes; (e) 2,613,713 warrants held by Mr. Griffin individually and 1,691,456 warrants held by JLAL Holdings Ltd.; and (f) 43,750 shares of our common stock issuable upon the exercise of stock options.

(b) Mr. Griffin has sole voting power over 12,841,054 shares of common stock of the Company and sole dispositive power over 12,901,241. This includes 601,870 shares of Series B on an as converted basis to 541,683 shares of common stock for voting purposes.

(c) Please see Item 3 above for a description of securities transactions.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021	/s/ John I. Griffin
John I. Griffin